mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	December 3, 2010
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2010
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated November 16, 2010, regarding the proxy filed by mPhase Technologies, Inc. (the “Company”) on November 3, 2010. Our responses to each of your comments are as follows:

1. We will file as an Exhibit to our next Form 10-Q filing copies of the officers’ promissory notes as well as the text of the Board of Directors resolution authorizing the convertibility of those notes.

2. In order to reconcile our disclosure regarding Arrangement #7 with J. Fife with the preamble of the Forbearance Agreement filed as an exhibit to our Form 8-K dated October 22, 2010, we have amended it as follows:

On March 3, 2010, the Company entered into a new financing agreement with J. Fife that consists of three convertible notes issued by the Company, the first in the principal amount of $550,000, bearing interest at 7.5% per annum and with a maturity date of one year from the date of issuance, with respect to which the Company received $495,000 cash up front. The second and third convertible notes, each in the principal amount of $275,000, each bearing interest at the rate of 7.5%, and with maturity dates respectively of three and four years from the date of issuance were issued in exchange for two secured promissory notes issued by J. Fife in the amount of $250,000 each. Upon payment of all amounts owed under each of the secured promissory notes, the convertible notes are convertible into common stock of the Company at the option of the holder at a price equal to the dollar amount of the note being converted divided by 75% of the three lowest volume weighted average prices during the 20 day trading period immediately preceding the date of conversion.

On September 1, 2010 and September 16, 2010 the holder converted $75,000 and $90,000 of principal on the first convertible note into 8,086,253 and 9,847,285 shares respectively of common stock of the Company. On October 22, 2010, the Company entered into a Forbearance Agreement with J. Fife in which the lender agreed not to convert any additional amounts under the convertible notes until January 15, 2011 in exchange for increasing the original principal amount of those notes by 10%. Based upon the price of the Company’s common stock on October 25, 2010 of $.0088 per share, the holder could then convert the remaining principal amount plus interest of its funded convertible note, as adjusted under the terms of the Forbearance Agreement, into approximately 73,541,666 shares of common stock.

3. We disclosed the amounts, costs and proceeds of private placements on page 33 in Part II, Item 2 of Form 10-Q filed May 17, 2010, and also on page 41 in Item 5 of our Form 10-K filed October 13, 2010.

We are amending our Form 10-K for the fiscal year ended June 30, 2010 to expand our current disclosure as follows:

During the fiscal year ended June 30, 2010, the Company received $225,000 of net proceeds from the issuance of 30,666,667 shares of common stock in private placements with accredited investors effected pursuant to Rule 506 of Regulation D under the Securities Act. The aggregate cost of these placements was $25,000, and Eagle Advisors acted as placement agent. All proceeds received from the financings were used by the Company for working capital needs. The dates and amounts of each placement are as follows: 6,666,667 common shares were issued on August 14, 2009; 6,666,667 common shares on August 15, 2009; 13,333,333 common shares on August 24, 2009; 26,666,667 common shares on September 30, 2009; two placements of 2,000,000 common shares each on March 17, 2010; and 4,000,000 common shares on March 31, 2010.

4. The number of reparation shares has been corrected and changed from 24,585,741 to 24,385,741, which is the sum of the totals set forth in the tables on pages 21 and 22 and the number of shares indicated in the last paragraph on page 22.

5. Please note that the specific dates of issuance of the reparation shares are set forth in the first “DATE” column in the table, as clarified by footnote *** at the base of that column stating that “[t]he date indicated was the execution and funding date of the new investment and the date the corresponding reparation shares or warrant(s) were issued.”

6. We have disclosed the amount of the loan obligation cancelled in exchange for the shares of the Company held by Janifast as follows:

Janifast Limited had been a significant shareholder of the Company until September 19, 2009, when it transferred to Mr. Durando 11,735,584 shares, representing all the shares of the Company held by Janifast, in consideration of the cancellation of $181,901.57 in partial loan obligations to Mr. Durando in connection with the plan of its liquidation.

7. In connection with our disclosures concerning related parties on page 20, we have added to the end of the penultimate paragraph on that page a description of the basis for the valuation of certain loan obligations to Mr. Durando, and we have in the last paragraph on that page expanded and clarified our disclosure relating to issuances of shares to related parties as reparations for prior investments as follows:

During the fiscal year ended June 30, 2007, Janifast Ltd was issued 769,231 shares valued at $138,462 for reparations of an investment of $171,000 for 950,000 shares made in fiscal year ended June 30, 2006, upon a new investment made by conversion of accounts payable concurrently with and based on substantially the same terms as private placements with unrelated accredited investors. During the fiscal year ended June 30, 2006, the Company issued 3,931,382 shares valued at $728,434 to Janifast Ltd and 4,504,542 shares valued at $834,633 to Microphase Corporations for reparations of investments made in prior years upon a new investment made by conversion of accounts payable concurrently with and based on substantially the same terms as private placements with unrelated accredited investors. In each instance, those prior investments were likewise effected by way of conversion of accounts payable concurrently with and upon terms comparable to private placements with unrelated accredited investors. Those prior investments were as follows: for fiscal year ended June 30, 2005, the Company issued 1,000,000 shares to Janifast Ltd valued at $200,000 and 1,250,000 shares to Microphase valued at $250,000; for the fiscal year ended June 30, 2003, the Company issued to Janifast Ltd 1,500,000 valued at $360,000 and the Company issued to Microphase Corporation 4,033,330 shares valued at $920,000; for the fiscal year ended June 30, 2002, the Company issued to Janifast Ltd. 3,450,000 shares valued at $720,000 and 2,700,000 shares to Microphase Corporation valued at $740,000; and for the fiscal year ended June 30, 2001, the Company issued to Janifast Ltd. 2,400,000 shares valued at $1,200,000 and issued to Microphase Corporation 1,278,000 shares valued at $639,000.

8. We are amending our Form 10-Q for the period ended December 30, 2009, to file the documents representing Arrangements #3 and #4 with JMJ Financial.

9. We have amended footnote 5 as follows to state that the persons mentioned may be deemed to exercise shared majority voting and dispositive power for Microphase Corporation:

(5) Messrs. Ergul and Durando and certain members of their families may be deemed to exercise shared majority voting and dispositive power for Microphase Corporation through their indirect ownership interests in Microphase Holding Company, LLC which owns 88.4% of Microphase common stock. The holding company is owned 43.9% by the Ergul Family Limited Partnership, which is wholly owned by Mr. Ergul, his wife and daughters, and 50% by Edson Realty Inc. which is 83% owned by Mr. Durando, 12% by Mr. Ergul and 5% by three unrelated shareholders. Mr. Durando owns an additional 1.6% of Microphase common stock in his individual name.

10. (a) As more fully explained below, it is our view that the convertible securities issued by the Company to JMJ Financial are fully paid upon issuance by cash and secured full-recourse notes received from JMJ Financial. Cash payments subsequently made do not represent new consideration for the Company’s securities and thus do not impact the holding period under Rule 144. The Company does not issue unrestricted and readily salable common shares to JMJ Financial until receipt of cash payments in discharge of amounts owing under the note sufficient to fully pay for the amount of shares issuable therefor under the terms of the convertible note and it issues those common shares only after the passage of not less than six months following the date of the issuance of the original note and receipt of appropriate representations from JMJ Financial. Accordingly, we fail to understand the necessity or significance of specification of dates of cash receipts subsequent to initial payments or of specification of dates of sale by JMJ Financial.

(b) The Note filed as exhibit 99.2 to the Form 8-K filed August 21, 2009, expressly provides that it is “a full recourse Note such that, for example, if the Writer defaults on the payment of this Note, forcing the Holder to foreclose on the security/collateral and there is a deficiency between (1) the outstanding principal and interest amount and (2) the foreclosure liquidation amount; then the Holder has the right to pursue additional claims against the Writer for that deficiency.” The obligations under the Note are secured by a lien on collateral provided by the Writer, as set forth in the Collateral & Security Agreement, which grants the Holder a security interest consistent with the requirements of Article 9 of the UCC. Under section 9-203 of the UCC, a security interest attaches and becomes enforceable against a debtor with respect to the collateral as soon as the debtor has signed a security agreement which contains a description of the collateral, value has been given, and the debtor has rights in the collateral. The ability to substitute collateral does not invalidate this grant, nor is the validity or enforceability of the security interest negated by whether or not the Holder takes any action to perfect the security interest granted in the collateral, although the Agreement specifically gives the Holder the right to do so.

(c) The terms marked “Confidential” were so marked only for purposes of maintaining in confidence a detailed description of the collateral on behalf of the Holder, information that we do not believe to be material or otherwise required to be disclosed in the Company’s filings.

(d) We believe the promissory note given by JMJ Financial constitutes payment in full for convertible securities in accordance with the requirements under Rule 144(d)(2), inasmuch as it “(i) provides for full recourse against the purchaser of the securities; (ii) is secured by collateral, other than the securities purchased, having a fair market value at least equal to the purchase price of the securities purchased; and (iii) shall have been discharged by payment in full prior to the sale of the securities.” Periodic cash payments made by the writer of the note reduce the amount of indebtedness under the note, but do not constitute new consideration. Subsection (d)(3)(ii) of Rule 144 provides that “[i]f the securities sold were acquired from the issuer solely in exchange for other securities of the same issuer, the newly acquired securities shall be deemed to have been acquired at the same time as the securities surrendered for conversion or exchange.” This is precisely the case with the common shares of the Company acquired by JMJ Financial upon conversions of the Company’s convertible debenture, which expressly provides in Section 2.1 that any conversion “shall be cashless, and shall not require further payment from Holder.” Accordingly, we understand the holding period under Rule 144 to have begun upon execution and delivery of the Secured Note.

(e) We received full payment of the amounts due under three notes received from JMJ Financial in advance of the maturity date. To date, no obligations have remained unsatisfied under notes beyond their original maturity dates.

11. We have not deliberately discontinued disclosure of management’s affiliation with PacketPort in Item 10 of our Form 10-K. That disclosure remains with respect to Mr. Dotoli, but was apparently inadvertently omitted with respect to Mr. Durando. Complete disclosure concerning the affiliation of both Messrs. Durando and Dotoli is provided on page 64 in Item 13 of the Form 10-K.

12. We have corrected the amount of the “Total” for Mr. Smiley for 2010 set forth in the Summary Executive Compensation Table.

13. Instruction 1 to Item 13 indicates that information required under Item 13(a) that might otherwise be incorporated by reference is, in the usual case, “not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction,….” Because the action for which we are calling this special meeting is limited to authorization of common stock, we do not believe it strictly necessary to incorporate by reference our annual reports on Form 10-K, but are merely offering to furnish these reports to shareholders to facilitate availability of this information to them, particularly in light of the fact that we have missed two annual meetings.

In connection with the foregoing, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.